Exhibit 32.1

Certification of Chief Executive Officer under
Section 906 of the Sarbanes-Oxley Act of 2002

I hereby certify that the Quarterly Report on Form 10-Q of O'Sullivan Industries, Inc. for the quarter ended December 31, 2004 fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, and that the information contained in such quarterly report fairly presents, in all material respects, the financial condition and results of operations of O'Sullivan Industries, Inc.

Date: February 11, 2005

/s/ Robert S. Parker
Robert S. Parker
President and Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to O'Sullivan Industries, Inc. and will be retained by O'Sullivan Industries, Inc. and furnished to the Securities and Exchange Commission or its staff upon request

Exhibit 32.2

Certification of Chief Financial Officer under
Section 906 of the Sarbanes-Oxley Act of 2002

      I hereby certify that the Quarterly Report on Form 10-Q of O'Sullivan Industries, Inc. for the quarter ended December 31, 2004 fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, and that the information contained in such quarterly report fairly presents, in all material respects, the financial condition and results of operations of O'Sullivan Industries, Inc.

Date: February 11, 2005   /s/ Rick A. Walters
                                                Rick A. Walters
                                               Executive Vice President
                                            and Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to O'Sullivan Industries, Inc. and will be retained by O'Sullivan Industries, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.